09042735

n.a. 11/17

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
NOV - 3 2009
Washington, DC
110

SEC FILE NUMBER
8-46057

FACING PAGE

Information required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 7/1/2008 (mm/dd/yy) AND ENDING 6/30/2009 (mm/dd/yy)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Fortrend Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1155 W. Fourth Street, Suite22
(No. and Street)

Reno	NV	89503
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Joseph Forster 61 03 9650 8400
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose option is contained in this Report*

Ernst Wintter & Associates, Certified Public Accountants
(Name – if individual, state last, first, middle name)

675 Ygnacio Valley Road, Suite B-213,	Walnut Creek,	California	94596
(Address)	(City)	(Sate)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United State or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 11/25

OATH OR AFFIRMATION

I, **Joseph Forster**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Fortrend Securities, Inc.**, as of **6/30/2009**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President
Title

AMY RIVERA-COLON
Notary Public, State of New York
No. 01RI6028066
Qualified in Nassau County
Commission Expires July 19, 2013

Notary Public

This report** contains (check all applicable boxes):

- ☑ (a) Facing page
- ☑ (b) Statement of Financial Conditions.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Cash Flows.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirement Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☑ (o) Independent Auditor's Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Fortrend Securities, Inc.
June 30, 2009

Table of Contents

ERNST WINTTER & ASSOCIATES *Certified Public Accountants*

675 Ygnacio Valley Road, Suite B-213
Walnut Creek, California 94596

(925) 933-2626
FAX (925) 944-6333

Independent Auditors' Report

To the Stockholder
Fortrend Securities, Inc.
Reno, NV

We have audited the accompanying statement of financial condition of Fortrend Securities, Inc. as of June 30, 2009 and the related consolidated statements of income and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Fortrend Securities, Inc. as of June 30, 2009 and the results of its operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II are presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

E. Wintter + Associates

October 30, 2009

Fortrend Securities, Inc.

Statement of Financial Condition

June 30, 2009

Assets		
Cash	$	216
Certificates of deposit held outside of the United States		46,664
Securities owned, at market		1,324
Due from clearing broker		544,944
Deposit with clearing broker		250,000
Other receivable		390
Income tax receivable		98,757
Total Assets	$	942,295
Liabilities and Stockholder's Equity		
Liabilities		
Accounts payable and accrued liabilities	$	89,435
Accrued compensation		34,000
Due to affiliate		216,300
Total Liabilities		339,735
Stockholder's Equity		
Common stock (no par value; 6,000 shares authorized; 3,000 shares issued and outstanding)		55,622
Paid-in capital		226,167
Retained earnings		320,771
Total Stockholder's Equity		602,560
Total Liabilities and Stockholder's Equity	$	942,295

See independent auditors' report and accompanying notes.

Fortrend Securities, Inc.

Consolidated Statement of Income

For the Year Ended June 30, 2009

Revenue	
Commission revenue	$ 400,374
Interest, trading and other income	224,594
Total Revenue	624,968
Operating Expenses	
Office and administrative expenses	547,372
Compensation	308,045
Information services	56,044
Professional fees	43,215
Clearing fees	13,634
Interest expense	6,147
Other operating expenses	153,532
Total Operating Expenses	1,127,989
Income (Loss) Before Income Taxes	(503,021)
Income tax provision (benefit)	(93,844)
Net Income (Loss)	$ (409,177)

See independent auditors' report and accompanying notes.

Fortrend Securities, Inc.

Statement of Changes in Stockholder's Equity

For the Year Ended June 30, 2009

	Common Stock	Additional Paid in Capital	Retained Earnings (Deficit)	Total
July 01, 2008	$ 55,622	$ 226,167	$ 729,948	$ 1,011,737
Net income (loss)			(409,177)	(409,177)
June 30, 2009	$ 55,622	$ 226,167	$ 320,771	$ 602,560

See independent auditors' report and accompanying notes.

Fortrend Securities, Inc.

Consolidated Statement of Cash Flows

For the Year Ended June 30, 2009

Cash from Operating Activities:		
Net income (loss) for the period	$	(409,177)
(Increase) decrease in:		
Certificates of deposit held outside the United States		8,725
Securities owned, at market		17,853
Due from clearing broker		443,279
Notes receivable from related parties - current		20,000
Other receivables		696
Income tax receivable		(98,757)
Increase (decrease) in:		
Accounts payable and accrued expenses		89,118
Accrued compensation		(1,000)
Taxes payable		(95,644)
Due to affiliate		25,164
Total Cash from Operating Activities		257
Net cash increase (decreases) in cash and cash equivalents		257
Cash and cash equivalents at beginning of period		(41)
Cash and Cash Equivalents at End of Period	$	216

Supplemental Disclosures:

Interest paid	$	6,147

See independent auditors' report and accompanying notes.

Fortrend Securities, Inc.

Notes to the Financial Statements

June 30, 2009

1. Organization

Fortrend Securities, Inc. (the "Company") a Delaware corporation, was incorporated on March 8, 1992, and registered as a broker-dealer in the State of California on May 18, 1992. The Company was approved for membership by the Financial Industry Regulatory Authority (FINRA) on September 7, 1993. The Company engages primarily as a clearing conduit for the sales of U.S. securities to Australian investors through its wholly-owned Australian subsidiary, Fortrend Securities Pty. Ltd. (the Subsidiary). The Subsidiary was incorporated in 1992 and engages in the brokerage of securities in Australia.

2. Significant Accounting Policies

a. Principles of consolidation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary. The company is engaged in the brokerage of securities and investment banking services.

b. Security transactions

Customer securities transactions and related commission income and expenses are recorded on a trade date basis.

c. Cash and cash equivalents

The Company considers all demand deposits held in banks and certain highly liquid investments with original maturities of three months or less, other than the deposit at clearing broker, to be cash equivalents.

d. Securities owned

Securities owned consist of equity securities and are stated at market value with related changes in unrealized appreciation or depreciation reflected in trading profit.

e. Use of estimates

The preparation of consolidated financial statements in accordance with requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and may have impact on future periods.

f. Fair value of financial instruments

Unless otherwise indicated, the fair values of all reported assets and liabilities that represent financial instruments (none of which are held for trading purposes) approximate the carrying values of such amounts.

Fortrend Securities, Inc.

Notes to the Financial Statements

June 30, 2009

g. Foreign currency

Assets and liabilities denominated in Australian dollars are converted to U.S. dollars at year-end rates of exchange, while the income statement accounts are converted at average rates of exchange for the year. Gains or losses resulting from foreign currency transactions are included in net income.

h. Income taxes

The Company and its subsidiary are included in the consolidated federal income tax of the parent. The subsidiary files tax returns on a stand-alone basis in Australia. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements utilizing currently enacted laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for changes in deferred tax liabilities and assets between years.

3. Income Taxes

Income taxes are determined based upon Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes, which requires recognition of deferred tax assets or liabilities for the expected future tax consequences of events that are included in the financial statements and tax returns in different periods.

The Company's total deferred tax assets and liabilities as of June 30, 2009 are as follows:

Deferred tax assets	
Federal	$ 108,002
State	0
Australian	709
Deferred tax liabilities	
Federal	(133)
State	0
Australian	0
Subtotal	108,578
Valuation allowance	(108,578)
Net deferred taxes	$ 0

The deferred tax assets and liabilities are primarily the result of federal and Australian net operating loss (NOL) carryforwards and the differences in using the cash method of accounting for tax purposes and the accrual method for financial statement purposes. As of June 30, 2009, the Company had federal NOL carryforwards of $80,599 and Australian NOL carryforwards of $2,364 that may be used to offset future taxable income. The federal NOL carryforwards are due to expire in 2029. A valuation allowance of $108,578 has been established for those deferred tax assets that will more likely than not be unrealized. This is an increase of $28,778 from the prior year's valuation allowance.

The income tax expense (benefit) for the year ended June 30, 2009 consists of the following:

Current		
	Federal	$ (94,644)
	State	800
	Australian	0
		$ (93,844)

The Company has elected to defer the provisions of FIN 48, Accounting for Uncertainty in Income Taxes, under the provisions of FSP FIN 48-3. The Company uses a FAS 5, Loss Contingencies, approach for evaluating uncertain tax positions. They continually evaluate expiring statutes of limitations, audits, proposed settlements, changes in tax law and new authoritative rulings.

4. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's infirm net capital rule (Rule 15c3-1) which requires the Company to maintain a minimum net capital equal to or greater than $100,000 and a ratio of aggregate indebtedness to net capital not exceeding 15 to 1, both as defined. At June 30, 2009, the Company's net capital was $446,063 which exceeded the requirement by $346,063.

5. Security Interest

The Australian Securities and Investment Commission (ASIC) requires a security of $20,000 Australian dollars to be pledged to the ASIC. At June 30, 2009, $20,000 Australian dollars or $16,164 US dollars of the Company's certificates of deposit held at Westpac Banking Corporation is restricted from withdrawal as collateral to the ASIC.

6. Related Party Transaction

Painewebber Pty. Ltd. (Painewebber) an Australian company under common control charges the Company for overhead and other occupancy expenses including rent utilized by the Company's Australian operations. During the year ended June 30, 2009, the Company paid Painewebber $526,087 for overhead expenses which are included in office and administrative expense. The Company's results of operations and financial position could differ significantly from those that would have been obtained if the entities were autonomous.

7. Guarantee

Painewebber leases office space in Australia which is utilized by the Company and other lessees. The Company guarantees the lease payments in the event Painewebber fails to pay. The lease commenced on November 1, 2007 and ends on December 31, 2009. The guaranteed lease payments are $12,332 per month or a total of $73,992 over the remaining lease term.

8. Financial Instruments with Off-Balance-Sheet Credit Risk

As a securities broker, the Company executes transactions with and on the behalf of customers. The Company introduces these transactions for clearance to a clearing firm on a fully disclosed basis.

In the normal course of business, the Company's customer activities involve the execution of securities transactions and settlement by its clearing broker. The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to nonperformance by its customers. These activities may expose the Company to off-balance-sheet risk in the event the customer is unable to fulfill its contracted obligations.

In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at the prevailing market price in order to fulfill the customer's obligation.

The Company seeks to control off-the-balance-sheet credit risk by monitoring its customer transaction and reviewing information it receives from its clearing broker on a daily basis and reserving for doubtful accounts when necessary.

9. Subsequent events

Pershing LLC (the Company's clearing broker) terminated their clearing agreement with Fortrend Securities, Inc. in October 2009 and gave the Company 90 days to contract a new clearing broker.

The Company has evaluated subsequent events through October 30, 2009, the date which the financial statements were available to be issued.

SUPPLEMENTAL INFORMATION

Fortrend Securities, Inc.

Schedule I

Computation of Net Capital Under Rule 15c3- of the Securities and Exchange Commission

As of June 30, 2009

Net Capital		
Total stockholder's equity	$	602,560
Less: Non-allowable assets		
Cash held outside of the United States		216
Certificates of deposit held outside of the United States		46,664
Other current assets		390
Income tax receivable		98,757
Total non-allowable assets		146,027
Net capital before haircuts	$	456,533
Less: Haircuts on securities		10,470
Net Capital	$	446,063
Net minimum capital requirement of 6 2/3% of aggregate indebtedness of $343,101 or $100,000 whichever is greater		100,000
Excess Net Capital	$	346,063

Reconciliation with Company's Net Capital Computation

(included in Part II of Form X-17A-5 as of June 30, 2009

Net capital, as reported in Company's Part II of Form X-17A-5 as of June 30, 2009	$	531,857
Increase in stockholder's equity		12,963
Increase in non-allowable assets		(98,757)
Net Capital per above Computation	$	446,063

Fortrend Securities, Inc.

Schedule II

Computation of Determination of Reserve Requirements Pursuant to

Rule 15c3-3 of the Securities and Exchange Commission

For the Year Ended June 30, 2009

An exception from Rule 15c3-3 is claimed, based upon section (k)(2)(ii). All customer transactions are cleared through Pershing, LLC or otherwise processed in accordance with Rule 15c3-1(a)(2).

Information for Possession or Control Requirements Under Rule 15c3-3

For the Year Ended June 30, 2009

An exception from Rule 15c3-3 is claimed, based upon section (k)(2)(ii).

ERNST WINTTER & ASSOCIATES *Certified Public Accountants*

675 Ygnacio Valley Road, Suite B-213
Walnut Creek, California 94596

(925) 933-2626
FAX (925) 944-6333

Independent Auditors' Report on Internal Accounting Control Required by SEC Rule 17a-5

To the Stockholder
Fortrend Securities, Inc.
Reno, NV

In planning and performing our audit of the financial statements and supplemental schedules of Fortrend Securities, Inc. (the Company), as of and for the year ended June 30, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objective stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. However, we identified the following deficiency in internal control that we consider to be a material weakness, as defined above. This condition was considered in determining the nature, timing, and extent of procedures to be performed in our audit of the financial statements of the Company for the year ended June 30, 2009, and this report does not affect our report thereon dated October 30, 2009.

> The size of the business and the resultant limited number of employees imposes practical limitations on the effectiveness of those internal control policies and procedures that depend on the segregation of duties. Because this condition is inherent in the size of the Company, the specific weaknesses are not described herein and no corrective action has been taken or proposed by the Company.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at June 30, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the FINRA, and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

S. W. Hatfield + Associates

October 30, 2009

Fortrend Securities, Inc.

Consolidated Annual Audit Report

June 30, 2009

ERNST WINTTER & ASSOCIATES
Certified Public Accountants